                                                                                             EXHIBIT (12)(a)

                                                 PACIFICORP
                                     STATEMENTS OF COMPUTATION OF RATIO
                                        OF EARNINGS TO FIXED CHARGES
                                          (IN MILLIONS OF DOLLARS)

                                                                                               Three Months
                                           ______________________________________________          Ended
                                           1992       1993      1994       1995      1996     March 31, 1997
                                           ____       ____      ____       ____      ____     ______________

Fixed Charges, as defined:*

  Interest expense.....................  $  409.7   $  377.8  $  336.8   $  378.7  $  455.8       $117.0
  Estimated interest portion of
    rentals charged to expense.........      17.1       20.1      19.5       16.7       9.8          2.2
  Preferred stock dividends of
    wholly owned subsidiary............                                                 9.9          4.5
                                          _______    _______   _______    _______   _______        _____

          Total fixed charges..........  $  426.8   $  397.9  $  356.3   $  395.4  $  475.5       $123.7
                                          =======    =======   =======    =======   =======        =====

Earnings, as defined:*

  Income from continuing
    operations.........................  $  150.2   $  422.7  $  468.0   $  505.0  $  504.9       $121.0
  Add (deduct):
    Provision for income taxes.........      90.8      187.4     249.8      238.8     283.9         69.0
    Minority interest..................       8.4       11.3      13.3       18.9       4.2          1.2
    Undistributed income of less
      than 50% owned affiliates........      (5.7)     (16.2)    (14.7)     (15.0)    (18.1)        (0.8)
    Fixed charges as above.............     426.8      397.9     356.3      395.4     475.5        123.7
                                          _______    _______   _______    _______   _______        _____

          Total earnings...............  $  670.5   $1,003.1  $1,072.7   $1,143.1  $1,250.4       $314.1
                                          =======    =======   =======    =======   =======        =====

Ratio of Earnings to Fixed Charges.....      1.6x       2.5x      3.0x       2.9x      2.6x         2.5x
                                             ====       ====      ====       ====      ====         ====


*"Fixed charges" represent consolidated interest charges, an estimated amount representing the interest factor in rents and preferred stock dividend requirements of majority-owned subsidiaries.  "Earnings" represent the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c)
minority interest in the income of majority-owned subsidiaries that have fixed charges, (d) fixed charges and
(e) undistributed income of less than 50% owned affiliates without loan guarantees.

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